December 13, 2024

Robert Lewis
President, Chief Executive Officer and Director
N  K Therapeutics, Inc.
1452 N. US HWY 1, Suite 123
Ormond Beach, FL 32174

       Re: N  K Therapeutics, Inc.
           Amendment No. 4 to the Offering Statement on Form 1-A
           Filed December 9, 2024
           File No. 024-12511
Dear Robert Lewis:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 3, 2024 letter.

Amendment No. 4 to Offering Statement on Form 1-A
Risks Related to this Offering, page 14

1. We note the disclosure added in response to prior comment 1. Please disclose the enforceability of the exclusive forum provision and a jury trial waiver provision under federal and state law, whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering. To the extent the provisions apply to federal securities law claims, please disclose that by agreeing to the provisions, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. Please also clarify whether purchasers of interests in a secondary transaction would be subject to these provisions.
 December 13, 2024
Page 2

Use of Proceeds, page 18

2. We note your response to prior comment 4. Please describe the use of the proceeds arising from the indebtedness that will be discharged with the proceeds of this offering. Refer to Instruction 6 to Item 6 of Form 1-A.
Business, page 21

3. We note your response to prior comment 5. Please clarify when you anticipate commencing Phase II testing for evencaleucel and what steps need to be completed prior to initiating Phase II clinical trials. We note your disclosure that engagement with relevant regulatory authorities will continue as manufacturing transfer processes take place. Please briefly disclose any interactions the Company has had with the
       EMA or FDA in relation to the clinical trials for evencaleucel. Please also highlight that the FDA may not accept data from your Phase I trial conducted in a foreign jurisdiction or may require you to conduct additional trials prior to commencing Phase
       II trials in the United States.
        Please contact Vanessa Robertson at 202-551-3649 or Lynn Dicker at 202-551-3616
if you have questions regarding comments on the financial statements and related matters.
Please contact Chris Edwards at 202-551-6761 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jim Byrd